cM

SEC
Mail Processing
Section

NOV 2 6 2008

Washington, DC
120

S... 08033159 ...MMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAWTHORNE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 FRANKLIN VILLAGE DRIVE
(No. and Street)

FRANKLIN (City) MA (State) 02038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT R. JOSEPH 617-451-1422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER WACHMAN LLP
(Name – *if individual, state last, first, middle name*)

10 ST. JAMES AVENUE (Address) BOSTON (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT R. JOSEPH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAWTHORNE SECURITIES CORPORATION, as of SEPTEMBER 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hawthorne Securities Corporation and Subsidiary

Annual Audited Report
Form X-17A-5 Part III

September 30, 2008

Hawthorne Securities Corporation and Subsidiary

Index to Financial Statements

September 30, 2008

MILLER WACHMAN LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and Stockholders of
Hawthorne Securities Corporation
Boston, Massachusetts

We have audited the accompanying consolidated statement of financial condition of Hawthorne Securities Corporation and subsidiary as of September 30, 2008, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Hawthorne Securities Corporation management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hawthorne Securities Corporation and subsidiary at September 30, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Wachman LLP

Boston, Massachusetts
November 21, 2008

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Financial Condition

September 30, 2008

Assets		
Cash	$	30,338
Cash - clearing deposit		25,000
Due from clearing broker		8,580
Other assets		11,504
Total Assets	$	75,422
Liabilities		
Accounts payable and accrued expenses	$	54,199
Commissions payable		3,163
Total liabilities		57,362
Stockholders' Equity		
Common stock, $2 par value		
Authorized 15,000 shares		
Issued and outstanding 2,512 shares		5,024
Additional paid in capital		450,982
Accumulated deficit		(437,946)
Total Stockholders' Equity		18,060
Total Liabilities and Stockholders' Equity	$	75,422

The accompanying notes are an integral part of these financial statements.

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Operations

Year Ended September 30, 2008

Revenues	
Commissions	
Brokerage	$ 125,193
Mutual funds	227,896
Commissions paid to sales representatives	(53,085)
Net commission income	300,004
Interest and dividends	13,856
	313,860
Expenses	
Compensation and benefits	159,271
General and administrative	153,030
Clearing and operations	20,969
Arbitration award	83,500
	416,770
Net Loss	**$ (102,910)**

The accompanying notes are an integral part of these financial statements.

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Cash Flows

Year Ended September 30, 2008

Cash Flows from Operating Activities	
Net Loss	$ (102,910)
Change in operating assets and liabilities:	
Due from clearing broker	15,989
Other assets	(4,717)
Accounts payable and accrued expenses	33,335
Commissions payable	(3,309)
Cash used by operating activities	(61,612)
Cash Flows from Financing Activities	
Contribution to capital	60,000
Cash provided by financing activities	60,000
Net Decrease in Cash	(1,612)
Cash at Beginning of Year	31,950
Cash at End of Year	$ 30,338

The accompanying notes are an integral part of these financial statements.

Hawthorne Securities Corporation and Subsidiary

Consolidated Statement of Changes in Stockholders' Equity

Year Ended September 30, 2008

	Common Stock		Additional Paid In	Accumulated	
	Shares	Amount	Capital	Deficit	**Total**
Balance at Beginning of Year	2,512	$ 5,024	$ 390,982	$ (335,036)	**$ 60,970**
Net Income	-	-	-	(102,910)	**(102,910)**
Contribution to capital	-	-	60,000	-	**60,000**
Balance at End of Year	2,512	$ 5,024	$ 450,982	$ (437,946)	**$ 18,060**

Note 1 - Nature of Business

Hawthorne Securities Corporation (the "Company") is a registered broker dealer incorporated in Massachusetts. The Company provides a wide range of brokerage services for individuals and corporations. Mutual fund and securities transactions are cleared by Scott & Stringfellow, Inc. on a fully disclosed basis.

The consolidated financial statements include the accounts of the Company and Hawthorne Insurance Agency, Inc. (the "Agency") it's wholly owned subsidiary. The Agency was organized to sell life, health, and accident insurance policies and variable annuities. The Agency is inactive as of September 30, 2008, and no business has been transacted.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

Customers' securities transactions and related brokerage commissions and expenses are recorded on a settlement date basis. Settlement date accounting does not differ materially from trade date accounting.

Trading and investment securities and securities sold not yet purchased are valued at quoted market values. Unrealized gains and losses are included in loss on principal trading. Securities consist of stocks and warrants. Securities transactions of the Company are recorded on a trade date basis.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding accounts. Management provides for probable uncollectible accounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Accounts that are unpaid after management has used reasonable collection efforts are written off by a charge to the valuation allowance and a credit to accounts receivable.

Note 2 - Summary of Significant Accounting Policies (Continued)

Furniture and Equipment

Furniture and equipment is stated at cost and is presented in the financial statements net of accumulated depreciation. Depreciation is provided by straight line and accelerated methods over the estimated useful lives of the assets. Details of furniture and equipment at September 30, 2008 are as follow:

Cost	$ 25,342
Accumulated Depreciation	25,342
Net	$ -

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates were used in the valuation of deferred tax assets. These estimates are subject to change in the near term.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital as calculated and defined in Rule 15c3-1.

The Company is required to maintain a ratio of aggregate indebtedness to net capital (as defined) not to exceed 15 to 1. At September 30, 2008, the Company had net capital pursuant to rule 15c3-1 of $5,985 which was $985 in excess of its required net capital of $5,000.

Note 4 - Income Taxes

The Company has operating loss carryforwards of $290,000 which may reduce income taxes in future years. These operating loss carryforwards expire through the year 2028. A valuation allowance has been recorded to reflect the uncertainty of realizing the income tax benefits.

Note 4 - Income Taxes (Continued)

The following is a summary of the Company's deferred income taxes as of September 30, 2008:

Deferred Tax Assets:	
Net operating loss carryforwards	$ 303,000
Effective tax rate	30 %
Potential tax savings	90,900
Valuation allowance	(90,900)
Net Deferred Tax Asset	$ -

Note 5 - Financial Instruments with Off Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company executes transactions as an agent between undisclosed principals. If the agency transactions do not settle because of failure by either counterparty to perform, the Company may discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. The Company has not experienced any significant nonperformance by counter parties.

Obligations arising from securities sold but not yet repurchased in connection with its normal trading activities expose the Company to off balance sheet risk in the event market prices increase, since the Company may be obligated to repurchase these short positions at a greater price.

From time to time, the Company maintains cash in financial institutions in excess of insured limits.

Note 6 - Commitments and Contingencies

The Company rents office space under a noncancellable operating lease through March 2009. The lease requires a base monthly rent of $1,678.

The following is a schedule by year of the minimum payments due under terms of the lease:

Year Ending September 30	Amount
2009	$ 10,068

Rental expense for the year ended September 30, 2008 was $20,133.

During the year ended September 30, 2006, the Company entered into a five year clearing agreement with Scott and Stringfelow. The agreement contains an early termination penalty if the agreement is terminated by the Company within the first two years. The penalty is $15,000 and $7,500 if terminated in the first or second year, respectively.

Note 7 - Part X-17A-5

The Company's most recent annual report on Form X-17A-5 is available for examination and copying at the Company's Boston, Massachusetts office or at the Boston Regional office of the Securities and Exchange Commission.

Hawthorne Securities Corporation

Schedule I

September 30, 2008

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Total Capital		$ 18,060
Deductions for Nonallowable Assets		
Prepaid expenses	$ 3,404	
Notes and loans receivable	8,000	
Investment in subsidiary	100	11,504
Net capital before haircuts		6,556
Haircuts on Securities, computed, where applicable, pursuant to 15c3-1(f)		
Stocks and money market accounts		571
Net Capital		$ 5,985

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$ 3,824
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$ 5,000
Net Capital Requirement, Greater of Minimum Net Capital Required or Minimum Dollar Net Capital Requirement, in Accordance with Rule 15c3-1	$ 5,000
Excess Net Capital	$ 985
Excess Net Capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 248

Hawthorne Securities Corporation

Schedule I (Continued)

September 30, 2008

Computation of Aggregate Indebtedness

Total Liabilities	$	57,362
Subordinated debt		-
Total Aggregate Indebtedness	$	57,362
Percentage of Aggregate Indebtedness to Net Capital		958.43 %

Reconciliation of Net Capital:

Net Capital reported on Part IIA Focus Report	$	13,272
Increase in accounts payable		(7,286)
Net Capital per audited financial statements	$	5,986

Report on Material Inadequacies

We have audited the financial statements of Hawthorne Securities Corporation and Subsidiary for the year ended September 30, 2008. Our audit did not disclose any material inadequacies existing or found to have existed since the date of the previous audit.

Miller Wachman LLP

Boston, Massachusetts
November 21, 2008

END